PART II: OTHER INFORMATION
ITEM 6. EXHIBITS

EXHIBIT-3.2

ARTICLE V
Board of Directors

Section 1. Election, Number and Term of Office. The business and affairs of the Corporation shall be managed in accordance with the Act under the direction of a Board consisting of not less than nine (9) and not more than fifteen (15) Directors, who shall be elected by the holders of the shares of stock entitled by the Articles of Incorporation to elect Directors. The number of Directors shall be fixed or changed from time to time, within this minimum and maximum, by a two‑thirds (2/3) vote of the Board of Directors. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

The Directors shall be divided into three (3) classes as nearly equal in number as possible, all Directors to serve three (3) year terms except as provided in the third paragraph of this Section. One class shall be elected at each annual meeting of the shareholders, by the holders of the shares of stock entitled by the Articles of Incorporation to elect Directors.

No person shall serve as a Director subsequent to the annual meeting of shareholders following the end of the calendar year in which such person attains the age of seventy-three (73) years. The term of a Director shall expire as of the annual meeting following which the Director is no longer eligible to serve under the provisions of this paragraph, even if fewer than three (3) years have elapsed since the commencement of the Director’s term.

Except in the case of earlier resignation, removal or death, all Directors shall hold office until their respective successors are chosen and qualified.

The Corporation elects not to be governed by IC §23-1-33-6(c).

The provisions of this Section of the Bylaws may not be changed or amended except by a two‑thirds (2/3) vote of the Board of Directors.